Exhibit (a)(7)

Placer Dome Board of Directors Unanimously Recommends Shareholders Reject Barrick's Hostile Takeover Bid

November 23, 2005

All figures in US dollars

        Vancouver, Canada:    The Board of Directors of Placer Dome Inc. (NYSE, TSX, ASX: PDG) today unanimously recommended that shareholders reject Barrick Gold Corporation's hostile takeover bid and not tender their shares to the Barrick offer. The Board's recommendation is contained in a Directors' Circular being filed today. The Directors' Circular contains the Board's recommendation as well as a discussion of its reasons for recommending shareholders reject the Barrick offer, as well as other information required under applicable Canadian and US law. Shareholders are urged to read the Directors' Circular in its entirety. In making its recommendation, the Board considered many factors including the report and recommendation of a Special Committee of independent directors and written opinions from Placer Dome's financial advisors — CIBC World Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated — each of which states that, as of the date of such opinions, the consideration offered by Barrick was inadequate, from a financial point of view, to Placer Dome shareholders. The full text of these opinions is included in the Directors' Circular. "We believe Barrick's offer is financially inadequate, opportunistic and fails to recognize the value of Placer Dome's assets and long-term growth profile," said Robert Franklin, Chairman of the Placer Dome Board and Special Committee. "It appears that Barrick needs to address a projected decline in its gold production and the negative consequences of its hedging strategy, but we fail to see how the Barrick offer serves the long-term interests of Placer Dome shareholders."

Reasons for the Recommendation

        The Board believes that the Barrick offer fails to provide full value for the Placer Dome assets and common shares and is an attempt by Barrick to acquire Placer Dome without offering adequate consideration to Placer Dome shareholders. The Board cited a number of reasons for its recommendation, including that:

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  The Board believes that the Barrick offer fails to adequately compensate Placer Dome shareholders for the strategic value of Placer Dome's assets.

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  Placer Dome's gold production is expected to increase while Barrick's gold production is expected to decrease by 2010.

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  The Board believes that the timing of the Barrick offer is opportunistic and disadvantageous to Placer Dome shareholders.

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  The Board believes that the Barrick offer does not reflect an adequate premium for control of Placer Dome.

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  The consideration offered under the Barrick offer represents a discount to the current trading price of Placer Dome's common shares.

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  The value of the consideration being offered under the Barrick offer is uncertain and highly dependent on the value of Barrick shares.

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  The Board believes that the Barrick shares are subject to risk and uncertainty due to Barrick's hedging practices and strategy.

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  There is a risk that Pascua-Lama, Barrick's largest development project, may not be developed or may not be developed on an economically viable basis.

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  The Board believes that the sale by Barrick to Goldcorp of Placer Dome's Canadian assets fails to maximize the value of the assets being sold.

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  Superior proposals or other alternatives may emerge.

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  The Barrick offer is highly conditional.

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  The Barrick offer is not a Permitted Bid under Placer Dome's Rights Plan.

        A discussion of each of these reasons is provided in the Directors' Circular.

        "It's easy to see why Barrick needs Placer Dome, but it's difficult to understand why Placer Dome should want Barrick," said Peter Tomsett, President and Chief Executive Officer. "We have the industry's best long-term growth profile and the financial strength and operating expertise to turn that potential into significant and sustainable value for our shareholders."

        Mr. Tomsett added, "Barrick has a number of solid mines, but from the perspective of a Placer Dome shareholder, what Barrick brings to the table is declining long-term production, execution risk with the Pascua-Lama project, a loss of strategic assets via the sale to Goldcorp, and no clear strategy for eliminating a 13.6 million ounce hedge position with a negative mark-to-market of $2.4 billion at the end of the third quarter. Given that Placer Dome shareholders would own approximately 35% of the combined entity, our Board sees little sense in diluting the growth and value inherent in Placer Dome shares where the main beneficiaries will be the current Barrick shareholders."

        As discussed in the Directors' Circular, the Board and the Special Committee, together with Placer Dome's management and financial and legal advisors, are working to evaluate a range of strategic alternatives that may enhance shareholder value. Placer Dome has been solicited by and has initiated contact with a number of third parties who have expressed an interest in considering alternative transactions. Placer Dome has established an electronic data room for the purpose of providing confidential information to third parties. Prior to gaining access to the data room, third parties have been required to enter into confidentiality and standstill agreements with Placer Dome.

        Discussions are being pursued with various of these third parties in order to generate value enhancing alternatives. Certain of these parties have begun to examine confidential information, and while it is impossible to predict whether any transactions will emerge from these efforts and discussions, due to the strategic value of quality gold and copper assets the Board believes that Placer Dome and its assets are potentially very attractive to other parties in addition to Barrick.

        In the Directors' Circular, the Board cautions shareholders that tendering into the Barrick offer before the Board and its advisors have had an opportunity to fully explore all available alternatives to the Barrick offer may preclude the possibility of a financially superior alternative transaction emerging.

        Mr. Tomsett added, "We are committed to enhancing value for our shareholders and will aim to do so through the continued execution of our strategy and the active consideration of potential alternatives."

Availability of the Directors' Circular

        Shareholders are urged to read the Directors' Circular in its entirety. The document is available free of charge on Placer Dome's website at www.placerdome.com, on SEDAR at www.sedar.com and will be filed as part of a Schedule 14D-9 with the US Securities and Exchange Commission (SEC), and available free of charge at www.sec.gov. Copies of the Directors' Circular are being mailed to all Placer Dome shareholders.

Investment Community Conference Call

        Placer Dome will host a conference call for the investment community on Wednesday, November 23, 2005 at 9:30 am EST/6:30 am PST. Dialing instructions for the call are as follows:

North America: 1-800-470-5906
International: (212) 341-7087

        The call will be webcast and can be accessed via the company's website at www.placerdome.com. A replay of the investment community conference call will be available for replay. Instructions for accessing the replay will be provided on the company's website when it is available.

Media Conference Call

        Placer Dome will host a conference call for the news media on Wednesday, November 23, 2005 at 10:30 am EST/7:30 am PST. The call will include introductory comments from Placer Dome's Chairman Rob Franklin and President and CEO, Peter Tomsett, followed by a brief Q&A. Dialing instructions for the call are as follows:

North America: 1-800-840-6238
International: (212) 346-6536

For Investor Questions, Including How to Withdraw Shares from the Barrick Offer

        Shareholders who have questions or who may have already tendered their shares to the Barrick offer and wish to withdraw them, may do so by contacting Georgeson Shareholder, the information agent retained by Placer Dome, toll free at:

North America: 1 866 245-2999
Australia: 1 300 658-874
Banks and brokers call collect: (212) 440-9800

About Placer Dome

        Placer Dome is a global gold mining company employing more than 13,000 people at 16 mining operations in seven countries. The Vancouver-based company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

        Note to Security Holders: In response to the exchange offer by Barrick Gold Corporation, Placer Dome is filing in Canada and the U.S. and mailing to its shareholders a Directors' Circular dated November 23, 2005, and is filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors' Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the Barrick Offer. Securityholders are urged to read the Directors' Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 and the other documents filed as exhibits thereto, because they contain important information. Security holders may obtain a copy of the Directors' Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.

        For further information please contact: Investor Relations: Greg Martin (604) 661-3795 Meghan Brown (604) 661-1577 Media Relations: Gayle Stewart (604) 661-1911 Toll-free within North America 1-800-565-5815

        Head office Suite 1600, Bentall IV 1055 Dunsmuir Street (PO Box 49330, Bentall Postal Station) Vancouver, B.C. Canada V7X 1P1 Tel: (604) 682-7082 On the internet: www.placerdome.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This press release contains forward-looking statements that were based on expectations, estimates and projections as of the date of this press release. Generally these forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "potential", "expect", "forecast", "estimate", "would", "could", "if" and "may". Any forward-looking statement is subject to known and unknown risks, uncertainties and other factors which may cause actual results and developments to materially differ from those expressed by, or implied by the forward-looking statements in this press release.

        Examples of forward-looking statements in this press release include expectations as to: the prices of gold, copper and platinum; interest and exchange rates; whether or not a superior or alternative proposal to the Barrick offer may emerge; the amount of consideration which Placer Dome could obtain if it sold its Canadian assets; the existence of potential purchasers for Placer Dome's Canadian assets; and Placer Dome's gold and copper production.

        These forward-looking statements are based on a number of assumptions which may prove to be incorrect including, but not limited to: the fair value of the assets of Placer Dome; the existence of third parties interested in purchasing some or all of Placer Dome's assets; the accuracy of Placer Dome's mineral reserves and mineral resource estimates; whether mineral resources can be developed; what the prices of gold, copper and platinum and the cost of production will be in the future. In addition to being subject to a number of assumptions, forward-looking statements in this press release are subject to the risks identified on Schedule B "Important Information Regarding Placer Dome's Mineral Reserves and Mineral Resources" to Placer Dome's Directors' Circular as well as the risks which are identified in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome's Form 40-F/Annual Information Form.

        This press release also includes forward-looking statements relating to Barrick. Forward-looking statements relating to Barrick include, among other things, expectations as to: Barrick's gold production; synergies available to Barrick; the development of Barrick's Pascua-Lama project; and Barrick's hedging practices. These statements were derived from the Barrick Circular and other filings by Barrick with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as well as from third party sources such as analyst reports. While Placer Dome has no reason to believe that such information is inaccurate or incomplete, Placer Dome does not assume any responsibility for the accuracy or completeness of such information. In addition, a number of factors which could cause Barrick's actual results to differ from the forward-looking statements is contained in the Barrick takeover bid circular under the heading "Statements Regarding Forward-Looking Information" and in Barrick's public filings with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

        This list of factors that may affect the forward-looking statements contained in this press release is not exhaustive and there can be no assurance that any such forward-looking statements will be accurate. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are contained, or incorporated by reference, in this press release, except in accordance with applicable securities laws.